Shareholder meeting
Shareholder Meeting Results (unaudited)

May 15, 2007 meeting
A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 		Votes against 	Abstentions
10,534,085 	609,698		794,565

All tabulations are rounded to the nearest whole number.